UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Purple Biotech Ltd. (the “Company” or the “Registrant”) is announcing the results of the Annual General Meeting of Shareholders of the Company held on April 22, 2025, at the Company’s offices (the “Meeting”). At the Meeting, the shareholders of the Company voted on the proposals described in the Company’s Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on February 28, 2025 (the “Proxy Statement”).

Each of the proposals presented for approval at the Meeting was approved by the requisite vote of the Company’s shareholders in accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association, as described in the Proxy Statement, other than Proposals 2(a) and 2(b), which were not supported by the Company’s shareholders.

Accordingly, at the Meeting, the shareholders approved the following proposals:

(i)	Prospal 1(a): The re-election of Eric Rowinsky to serve as a first class director, until the annual general meeting to be held in 2028, and until his successor is duly elected and qualified.

(ii)	Proposal 1(b): the re-election of Robert Gagnon to serve as a first class director, until the annual general meeting to be held in 2028, and until his successor is duly elected and qualified.

(iii)	Proposal 1(c): The re-election of Ido Agmon to serve as a first class director, until the annual general meeting to be held in 2028, and until his successor is duly elected and qualified.

(iv)	Proposal 3: An increase of the Company’s authorized ordinary share capital from 1,000,000,000 ordinary shares, with no par value, to 100,000,000,000 ordinary shares, with no par value, and to amend Article 11 of the Company’s Articles of Association accordingly.

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 27, 2019 (Registration file number 333-235729), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on December 8, 2022 (Registration file number 333-268710), the Registrant’s Registration Statement on Form F-1, as amended, originally filed with the Securities and Exchange Commission on October 30, 2023 (Registration file number 333-275216) and the Registrant’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on July 22, 2024 (Registration file number 333-280947), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 22, 2025	PURPLE BIOTECH LTD.

	By:	/s/ Gil Efron
Gil Efron
Chief Executive Officer

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